Filed pursuant to Rule 433

November 14, 2011

Relating to

Preliminary Prospectus Supplement dated November 14, 2011 to

Prospectus dated September 29, 2010

Registration Statement No. 333-169633

Duke Energy Corporation
$500,000,000 2.15% Senior Notes due 2016

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Ratings (Moody’s/ S&P):	Baa2/BBB+ A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	November 14, 2011

Settlement:	November 17, 2011 (T+3)

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing May 15, 2012

Security Description:	2.15% Senior Notes due 2016

Principal Amount:	$500,000,000

Maturity:	November 15, 2016

Coupon:	2.15%

Benchmark Treasury:	1.00% due October 31, 2016

Benchmark Treasury Yield:	0.901%

Spread to Benchmark Treasury:	+125 bps

Yield to Maturity:	2.151%

Initial Price to Public:	99.995% per Note

Optional Redemption:

Make-Whole Call:	+ 20 bps

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	26441C AG0/ US26441CAG06

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Morgan Keegan & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at (800) 854-5674, Credit Suisse Securities (USA) LLC at (800) 221-1037 or Morgan Stanley & Co. LLC at (866) 718-1649.